Exhibit 99.2

The table below specifies the date, amount and weighted average price per share sold by Bill & Melinda Gates Foundation Trust (the “Trust”) during the past sixty days.  The Trust undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock Sold	Weighted Average Price per Share	Range of Price per Share
2/2/2012	278,399	$ 35.9955	$ 35.90 - $ 36.47
2/3/2012	600,000	$ 36.3649	$ 36.25 - $ 36.50
2/8/2012	245,600	$ 37.0588	$ 36.80 - $ 37.34
2/9/2012	353,200	$ 36.8201	$ 36.68 - $ 37.05
2/10/2012	261,965	$ 36.2684	$ 36.11 - $ 36.57
2/13/2012	190,009	$ 36.0265	$ 35.90 - $ 36.53
2/14/2012	297,609	$ 35.2568	$ 35.00 - $ 35.87
2/15/2012	292,541	$ 34.7556	$ 34.55 - $ 35.48
2/16/2012	165,846	$ 34.3937	$ 34.25 - $ 34.89